Prudential Financial

Insured     Rider for Policy No.

VARIABLE REDUCED PAID-UP INSURANCE

This contract is no longer in force on a premium paying basis. It is being kept in force as variable reduced paid-up insurance on the Insured's life, as we state under Contract Value Options in the contract.

The new amount of insurance and its effective date are shown in the attached Table of Values Unless otherwise stated in the table, any contract debt was deducted when we computed the net cash value that was used to provide the reduced paid-up insurance.

The cash value of the variable reduced paid-up insurance will continue to vary according to the investment results in the separate account. There is no guaranteed minimum cash value under this option.

The death benefit under this option may change from day to day, but it will never be less then the amount determined as of the day of default. The death benefit will increase if investment resul1 are in excess of the assumed rate or mortality charges lower than the maximum rate. The death benefit will decrease if investment results are less than that assumed rate, but it wi11 not decrees below the amount determined on the day of default.

As of the effective date shown in the table each of these items no longer applies: (1) the Tabular Contract Fund Values and Tabular Cash Values shown on page 4 in the contract; (2) an supplementary benefits or other extra benefits that were made a part of the contract by rider c endorsement; and (3) any provisions of the contract that do not apply to the reduced paid-u insurance.

If this contract is reinstated, the contract fund that applies upon reinstatement is as we stat under Premium Payment and Reinstatement. The cash value and net cash value will be as we state under Contract Value Options.

The attached table shows values at the ends of contract years. If we need to compute values E some time during a contract year, we will count the time since the start of the year. We will le you know the values for other durations if you ask for them.

Rider attached to and made a part of this contract

                The Prudential Insurance Company of America,

                By: /s/
Secretary
ORD 86329-88